SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ) 01.545.826/0001-07

Corporate Registry ID (NIRE) 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Board of Directors of Gafisa S.A. (“Company”) held on November 8, 2010

1. Date, Time and Location: On November 8, 2010, at 5 p.m., by conference call, as expressly authorized by Article 20, Paragraph 2nd of the bylaws of the Company.

2. Call Notice and Attendance: The members of the Board of Directors were regularly summoned. As all members of the Company’s Board of Directors attended the meeting, the instatement and approval quorum were verified.

3. Composition of the Board: Chairman: Gary Robert Garrabrant. Secretary: Fabiana Utrabo Rodrigues.

4. Resolutions: It was resolved, unanimously, by all present members of the Board of Directors and without any restrictions:

4.1. To register the resignation, received on November 5, 2010, of Messrs. Gary Robert Garrabrant and Thomas Joseph McDonald to the position of members of the Board of Directors, to which they were reelected on April 27, 2010, thanking them for the services rendered to the Company and granting them the fullest and unrestricted discharge.

4.2. With due regard to Article 18 of the Company’s bylaws, to appoint Mr. Caio Racy Mattar to the position of Chairman of the Company’s Board of Directors as from this date.

4.3. Therefore, the Company’s Board of Directors will have the following members, for a term of office ending on the date of the Annual General Shareholders’ Meeting to be held in 2012: (i) Caio Racy Mattar, Brazilian citizen, married, civil engineer, bearer of the Brazilian Identity Card (RG) No. 5.396.320-9, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 034.118.768-24, resident and domiciled in the City of São Paulo, State of São Paulo, with offices located at Av. Brigadeiro Luiz Antonio 3,172, Jd. Paulista, ZIP CODE 01402-901, as Chairman of the Board of Directors; (ii) Richard L. Huber, North American citizen, married, businessman, bearer of the Identity Card (RNE) No. W230612-E and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 020.363.638-49, resident and domiciled in the City of New York, State of New York, USA, 139 W. 78th St.; (iii) Gerald Dinu Reiss, naturalized Brazilian citizen, married, engineer, bearer of the Brazilian Identity Card (RG) No. 3.175.254, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 232.318.908-53, resident and domiciled in the City of São Paulo, State of São Paulo, Rua Cordeiro Galvão 301, Alto de Pinheiros, ZIP CODE 05450-020; (iv) José Écio Pereira da Costa Júnior, Brazilian citizen, married, business administrator and  accountant, bearer of the Brazilian Identity Card (RG) No. 4.762.308, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 359.920.858-15, resident and domiciled in the City of Curitiba, State of Paraná, with offices located at Avenida República Argentina 665, suite 906/907, ZIP CODE 80240-210; (v) Renato de Albuquerque, Brazilian, married, architect, bearer of the Brazilian Identity Card (RG) No. 856.180 SSP/SP, enrolled with Individual Taxpayer’s Registry (CPF/MF) under No. 007.477.268-68, resident and domiciled in the City of Barueri, State of São Paulo, Alameda Noruega 316, Alphaville Residencial 1, and (vi) Wilson Amaral de Oliveira, Brazilian citizen, married, businessman, bearer of the Brazilian Identity Card (RG) No. 6.269.899, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 527.350.108-30, with offices located at the City of São Paulo, State of São Paulo, Avenida das Nações Unidas 8.501, 19th floor. Excepted for Mr. Wilson Amaral de Oliveira, the remaining Board members are independent members. Three (3) positions to the Board of Directors will remain vacant.

4. Closing: With no further matters to be discussed, these minutes were prepared and, after revised and unanimously approved by the Directors, duly executed. Signatures: Gary Robert Garrabrant (Chairman), Fabiana Utrabo Rodrigues (Secretary). Directors: Gary Robert Garrabrant, Thomas Joseph McDonald, Caio Racy Mattar, Richard L. Huber, Gerald Dinu Reiss, José Écio Pereira da Costa Júnior, Renato de Albuquerque and Wilson Amaral de Oliveira.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

São Paulo, November 8, 2010.

Fabiana Utrabo Rodrigues

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 08, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer